UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                             XO Communications, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    983764838
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 23, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 983764838

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                 /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER


8        SHARED VOTING POWER
         98,910,698

9        SOLE DISPOSITIVE POWER

10       SHARED DISPOSITIVE POWER
         98,910,698

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         98,910,698

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         69.0%

14       TYPE OF REPORTING PERSON*
         IN

                                  SCHEDULE 13D

CUSIP No. 983764838

1        NAME OF REPORTING PERSON
         Cardiff Holding LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         98,910,698

8        SHARED VOTING POWER


9        SOLE DISPOSITIVE POWER
         98,910,698

10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         98,910,698

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  69.0%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 983764838

1        NAME OF REPORTING PERSON
         ACF Industries Holding Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER


8        SHARED VOTING POWER
         98,910,698

9        SOLE DISPOSITIVE POWER


10       SHARED DISPOSITIVE POWER
         98,910,698

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         98,910,698

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         69.0%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 983764838

1        NAME OF REPORTING PERSON
                  Highcrest Investors Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER


8        SHARED VOTING POWER
         98,910,698

9        SOLE DISPOSITIVE POWER


10       SHARED DISPOSITIVE POWER
         98,910,698

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         98,910,698

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         69.0%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 983764838

1        NAME OF REPORTING PERSON
         Buffalo Investors Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER


8        SHARED VOTING POWER
         98,910,698

9        SOLE DISPOSITIVE POWER


10       SHARED DISPOSITIVE POWER
         98,910,698

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         98,910,698

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         69.0%

14       TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP No. 983764838

1        NAME OF REPORTING PERSON
                  Starfire Holding Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER


8        SHARED VOTING POWER
         98,910,698

9        SOLE DISPOSITIVE POWER


10       SHARED DISPOSITIVE POWER
         98,910,698

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         98,910,698

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          69.0%

14       TYPE OF REPORTING PERSON*
          CO

Item 1.           Security and Issuer

     This statement constitutes Amendment No. 2 to the Schedule 13D, and Amendment No. 1 thereto, previously filed.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended by the addition of the following:

     On January 23, 2004, the Issuer announced the issuance of all Shares to be issued under its right offering. Cardiff is to receive 7,076,796 Shares in respect of rights it exercised. The exercise price of the rights was $5.00 per share.

Item 5.  Interest in Securities of the Issuer

     (a) As of the close of business on January 26, 2004 Registrants beneficially owned in the aggregate 98,910,698 Shares constituting approximately 69.0% of the outstanding Shares (based upon (i) the 96,200,000 Shares stated to be issued and outstanding by Issuer in its quarterly report on Form 10Q filed with the Commission on November 10, 2003, (ii) the 7,504,834 Shares issuable upon exercise of the Warrants beneficially held by Registrants and (iii) the 39,700,000 Shares stated to have been issued in the Rights Offering by the Issuer in its filing on form 8K filed with the Commission on January 8, 2004.


     ACF Holding may, by virtue of its ownership of 100% of the interest in Cardiff, be deemed to beneficially own the securities as to which Cardiff possesses direct beneficial ownership. ACF Holding disclaims beneficial ownership of such securities for all other purposes. Highcrest may, by virtue of its ownership of 100% of the interest in ACF Holding, be deemed to beneficially own the securities as to which ACF Holding possesses indirect beneficial ownership. Highcrest disclaims beneficial ownership of such securities for all other purposes. Buffalo may, by virtue of its ownership of approximately 99% of the interest in Highcrest, be deemed to beneficially own the securities as to which Highcrest possesses indirect beneficial ownership. Buffalo disclaims beneficial ownership of such securities for all other purposes. Starfire may, by virtue of its ownership of 100% of the interest in Buffalo, be deemed to beneficially own the securities as to which Buffalo possesses indirect beneficial ownership. Starfire disclaims beneficial ownership of such securities for all other purposes. Mr. Icahn may, by virtue of his ownership of 100% of the interest in Starfire, be deemed to beneficially own the securities as to which Starfire possesses indirect beneficial ownership. Mr. Icahn disclaims beneficial ownership of such securities for all other purposes.

     (b) Cardiff has the sole power to vote or to direct the vote and to dispose or direct the disposition of 98,910,698 Shares. ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in Cardiff, ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with Cardiff the power to vote or to direct the vote and to dispose or to direct the disposition of the 98,910,698 Shares.

     (c) The only transactions effected within the past 60 days in the Shares are set forth in Item 3 hereof.

     (d) Not applicable.

     (e) Not applicable.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value $.01 per share, of XO Communications, Inc., a Delaware corporation, is true, complete and correct.

Dated: January 26, 2004.

                                  /s/ Carl C. Icahn
                                  Carl C. Icahn, Individually



                                  Cardiff Holding LLC

                                  By: ACF Industries Holding Corp.,
                                  its sole member


                                  /s/ Robert J. Mitchell
                                  By:     Robert J. Mitchell
                                  Title:  President and Treasurer



                                  ACF Industries Holding Corp.

                                  /s/ Robert J. Mitchell
                                  By:     Robert J. Mitchell
                                  Title:  President and Treasurer



                                  Highcrest Investors Corp.

                                  /s/ Robert J. Mitchell
                                  By:     Robert J. Mitchell
                                  Title:  Assistant Secretary


 [Signature page to Amendment No. 2 to Schedule 13D re XO Communications, Inc.]

                                   Buffalo Investors Corp.

                                   /s/ Edward E. Mattner
                                   By:     Edward E. Mattner
                                   Title:  President and Treasurer



                                   Starfire Holding Corporation

                                   /s/ Robert J. Mitchell
                                   By:     Robert J. Mitchell
                                   Title:  Authorized Signatory




 [Signature page to Amendment No. 2 to Schedule 13D re XO Communications, Inc.]